UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41598

YS BIOPHARMA CO., LTD.

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road
Daxing Biomedical Industry Park
Daxing District, Beijing, PRC
Tel: 010-89202086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change of Independent Director

On December 9, 2023, Mr. Stanley Yi Chang (“Mr. Chang”) notified the Company of his resignation as an independent director of the Company as well as a member of the Compensation Committee (the “Compensation Committee”), a member of the Nominating and Corporate Governance Committee (the “Nominating and Corporate Governance Committee”) and the chairperson of the Audit Committee (the “Audit Committee”), effective from December 9, 2023. Mr. Chang has advised the Company that his resignation was due to personal reasons.

To fill in the vacancy created by Mr. Chang’s resignation, on December 9, 2023, the Nominating and Corporate Governance Committee recommended, and the Company’s board of directors (the “Board”) approved, the appointment of Ms. Rachel Yu (“Ms. Yu”) to serve as an independent director of the Company, effective from December 9, 2023.

Ms. Rachel Yu, aged 49, has served as a partner at Oceanpine Capital’s healthcare practice since May 2021, where she is responsible for formulating the overall investment strategies in the healthcare sector and taking day-to-day principal leadership responsibility in financial and operational management of financial team, investment team and portfolio companies. Prior to that, she was a partner at China Renaissance Group, where she worked from 2014 to 2021 and took the principal responsibility in deal sourcing, and conducting due diligence on investment targets, including financial and operational data, financial models and valuation and compliance. From 2012 to 2014, Ms. Yu served as vice president/head of China healthcare research at Gerson Lehman Group. Prior to that, Ms. Yu worked as an equity analyst at Maxim Group, Rodman & Renshaw, and Deutsche Bank Securities. Ms. Yu received her BSc from Guangdong Pharmaceutical University, her MSc from The University of Missouri School of Medicine, and her MBA from the University of Chicago Booth School of Business with concentrations in finance, accounting and entrepreneurship.

There are no family relationships between Ms. Yu and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Yu and any other person pursuant to which she was appointed as the Company’s independent director. Additionally, there have been no transactions in the past two years to which the Company or any of its subsidiaries or affiliates was or is to be a party, in which Ms. Yu had, or will have, a direct or indirect material interest.

Appointment of Interim Chairperson

The Board, acting upon an ad hoc motion raised at a Board meeting, appointed Dr. Ajit Shetty, an independent director of the Company, as an interim Chairperson of the Board for a six-month period to replace Mr. Yi Zhang, the current Chairperson of the Board, effective from December 9, 2023. Mr. Yi Zhang remains as a director of the Board. The Board intended for this temporary arrangement to leverage Dr. Ajit Shetty’s experience to oversee the improvement of the Company’s internal control system and corporate governance practice.

Directors and Senior Management

Following the foregoing changes, the Company’s current directors and executive officers as of the date of this filing are as follows:

Name	Position
Mr. Yi Zhang	Director
Dr. Hui Shao	Director, President and Chief Executive Officer
Mr. Bo Tan	Director
Dr. Ajit Shetty	Independent Director and Interim Chairperson
Dr. Viren Mehta	Independent Director
Mr. Shaojing Tong	Independent Director
Ms. Rachel Yu	Independent Director
Dr. Zenaida Reynoso Mojares	Chief Medical Officer
Ms. Chunyuan Wu	Chief Financial Officer
Dr. Yuan Liu	Head of vaccine research
Mr. Gang Li	Head of marketing and sales

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS Biopharma Co., Ltd.

Date: December 12, 2023	By:	/s/ Hui Shao
	Name:	Hui Shao
	Title:	Director and Chief Executive Officer

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